March 16, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-50795

Dear Mr. Rosenberg:

This letter is submitted in response to the comments contained in your letter dated February 16, 2012 concerning the above-referenced filing.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Valuation of goodwill and other intangible assets, page 34

1.	Consistent with ASC 350-20-35-22, we continue to believe that quoted market prices are the best evidence of fair value. Further, ASC 820-10-35-36 states that valuation techniques used to measure fair value shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs. In this regard, it appears unreasonable to conclude that no weighting should be assigned to the market capitalization of the Company. Please revise your fair value analysis accordingly or provide additional information which supports your position.

Response:

We agree that quoted market prices are the best evidence of fair value under normal circumstances. However, we do not believe that the trading in our common stock represents an active market and, as such, no weighting should be provided to our market capitalization. See the response to issue number 2 below for a discussion of why we do not believe trading in our common stock represents an active market as well as the following information:

•

We are controlled by a single shareholder. As a result, investors are naturally going to place a higher minority discount on the market price of our stock. Minority shareholders are at a disadvantage compared to more widely held public companies in terms of their ability to influence decisions that may affect our value and ownership interests.

•	We do not have an active investor relations program and no analysts cover the Company. As a result, there may be not as much information as other companies have available for investors

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

March 16, 2012

to assess our stock price. In addition, institutional investors may be reluctant to invest in our stock given the significant bid-ask spreads (see the response to 2 below) and lack of liquidity.

•

The accounting standards acknowledge that the market price of a company’s stock may not adequately reflect the fair value of a company taken as a whole. ASC 350-20-35-22 states that …” the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.” The accounting rules do not require that goodwill be marked to market (or to market capitalization).

2.	You assert that your exceptionally low trading volume, particularly during the fourth quarter of 2010 as one of the reasons why your market capitalization is not the best evidence of our fair value. Please tell us whether, and if so, how you have considered the factors in ASC 820-10-35-51A and 51E in concluding that there has been a significant decrease in the volume and level of activity when compared with normal market activity and why these transactions were not considered orderly. It is our belief that your securities traded with sufficient frequency and volume to be considered an active market.

Response:

We do not believe that there was a significant decrease in the volume and level of activity in the fourth quarter of 2010 when compared with normal market activity. We used the fourth quarter of 2010 as an example of limited activity. We have had limited activity in our stock for quite some time. While an active market could be defined as one in which quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency and those prices represent actual occurring market transactions, we believe that it is important to assess when the volume of trading, or in other words liquidity, is exceptionally very low to determine whether the prices quoted on the market should be regarded as quoted in an active market. It is our expectation that an active market will normally be fairly liquid, which would provide the ability to buy or sell without causing a significant change in price.

As we mention above, the fourth quarter of 2010 was used as an example of the low trading volume and lack of liquidity in trading in our stock. Our common stock has had a low trading volume for several years. For the time period of January 1, 2010 through February 29, 2012, the average daily volume traded of our stock was just 0.05% of shares outstanding. The highest day of trading during this twenty-six month period was when 192,300 shares, or 1.25% of shares outstanding, traded in 2011. During the twenty-six month period, there were a total of 75 days that our shares did not trade at all.

Given that there are usually 21 trading days in a month, that means for 3.57 months out of the twenty-six month period from January 2010 through February 2012 our shares did not trade at all. This represented 14% of trading days during the twenty-six month period. While we do not have long gaps of days that our shares did not trade, as documented above and in previous responses when our shares do trade there is very limited trading volume and, as such, a lack of liquidity. As noted in our response to comment 1 above and in ASC 820-10-35-51A(h), we provide little additional information to the public

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

March 16, 2012

beyond what is required by U.S. generally accepted accounting principles and U.S. Securities and Exchange Commission regulations.

In addition, we noted in our previous correspondence that when we released significant news such as the replacement of our CEO there was no market response as the shares did not trade at all. When we filed our 2010 10-K and 10-Q’s that accompanied our release of earnings, there was very limited trading volume from the release of this information. For both of these items, this information was released after the market closed. Looking at the following 5 trading days after our release of earnings and filing of our December 31, 2010 10-K and September 30, 2010 10-Q, the average daily volume was 4,180 shares, or 0.027% of the outstanding shares, and 2,000 shares, or 0.013% of the outstanding shares, respectively. The day after we released our December 31, 2010 earnings and filed our 10-K the shares did not trade at all. This information further supports our assertion of the limited trading volume and activity.

ASC 820-10-35-51A(f) notes another notable characteristic of an active market is a low bid-ask spread. The size of the spread from one financial instrument to another will differ mainly because of the difference in liquidity of each financial instrument. For example, currency is usually considered the most liquid asset in the world and the bid-ask spread of the currency market is one of the smallest at usually 1 basis point. On the other hand, assets that lack liquidity may have spreads that are equivalent to a percent or two of the assets’ value. The spread exists due to the risk that someone buying the asset may not be able to sell it when they desire. Using the bid-ask prices at the market’s close over the twenty-six month period, our average bid-ask spread for the years ended December 31, 2010 and 2011 and the two-month period ended February 29, 2012 were 2.50%, 5.50% and 10.02%, respectively. In comparison, Infinity Property and Casualty Corp. (IPCC) that provides only personal auto insurance and concentrates on the non-standard segment had average bid-ask spreads at the market close for the years ended December 31, 2010 and 2011 and the two-month period ended February 29, 2012 of 0.17%, 0.16% and 0.18%, respectively. We believe that our common stock’s bid-ask spreads are very large for a publicly-traded company, which are indicative of a market that is not active.

Lastly, we have been told anecdotal stories by investors that it is extremely difficult to trade our stock in any significant size of blocks of stock due to the lack of liquidity for the stock. The ability to have an active market is particularly welcome for large institutional investors as they deal in greater volumes and as a result present a greater risk of their transactions distorting the price. In a market that is not very liquid, significant sales of assets can cause the market price to fall, which may limit or even undo the benefits of selling at that particular moment. Similarly, trying to buy a significant amount of stock in an illiquid market can drive the price up beyond that which the buyer was willing to pay.

In summary, while our stock is traded on an exchange, we do not believe there is an active market for the stock due to the lack of liquidity as displayed on a number of measures.

3.

You state that an entity might derive substantial value from the ability to obtain control, indicating that market capitalization may not fully capture the fair value of an entity. Please provide us with your analysis of the control premium that is causing the fair value of the company to exceed its market capitalization at December 31, 2010, and September 30, 2011. Please support this analysis by providing an evaluation of control premiums identifiable in

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

March 16, 2012

comparable transactions, and/or the cash flows associated with obtaining control of a reporting unit. Please include the dates of such transactions.

Response:

As discussed in our previous response letters and above, we do not believe market capitalization is the best evidence of the fair value of the Company. As we did not consider our market capitalization as a relevant indicator, we did not complete an analysis of control premium at December 31, 2010 or September 30, 2011.

We meet the criteria to be treated as a”controlled company,” as defined in Rule 5615 (c) of the listing standards of NASDAQ due to one shareholder owning 51% of our common stock. Three shareholders own approximately two-thirds of the outstanding common shares of the Company. The Company does not have a peer group with a comparable control structure.

We reviewed transactions within the property and casualty sector of the insurance industry over the time period of 2008 to 2010. Specifically, we looked at the amount of consideration given in the transaction as it related to the target’s market capitalization, revenues, EBITDA, book value, and debt to equity ratios. A total of seventeen transactions were analyzed that took place from 2008 to 2010. The analysis revealed that the target companies’ sales prices had the highest correlations with revenues, EBITDA, and book values. Based on these results, we used multiples of price-to-revenues, price-to-EBITDA, and price-to-book value to establish the appropriate implied company equity value reference ranges. We then applied the range of multiples to our trailing twelve months’ revenues, trailing twelve months’ earnings, and book value as of September 30, 2010. This analysis indicated that the Company, if sold in the principal or most advantageous market would have a median value of $282 million (the midpoint in the range of values in the transactions reviewed) and an average (mean) value of $418 million based on the range of values in the transactions reviewed. These indicated fair values were greater than the book value at September 30, 2010 of $145 million.

We did not believe that the industry transactions reviewed were comparable to a hypothetical transaction involving the Company, and factors that may influence the prices paid and related control premiums are difficult to determine from the publicly available information. We concluded that an indicated equity value for the Company that would be derived from industry transactions may be inflated and not representative of the price that may be paid in a transaction involving the Company. As a result, no weight was placed on the implied equity value that would be derived for the Company from the transactional data reviewed. However, despite that we did not use these transactions as there are differences between them and the Company, this analysis supported a private transaction well in excess of book value.

4.	You state that “It is management’s belief that the current market displacement in the overall market has caused our stock price to decrease disproportionately relative to the fair value of our business.” Your basis for this statement is unclear. Please correlate the market displacement to the overall market performance in recent annual periods.

Response:

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

March 16, 2012

The overall market displacement occurred in 2008 with the credit crisis. This economic downturn affected many other businesses including the insurance industry. Since that time, the overall equity markets have gradually recovered. The NASDAQ index at the end of 2010 was 2652.87, slightly above the level at the beginning of 2008 of 2609.63. However, Affirmative’s stock price did not recover over this same time period and ended 2010 at $2.67, down from $9.78 at the beginning of 2008. We attribute this lack of recovery in the Company’ s stock price partially due to our financial results during that time period but also due to the lack of an active market or liquidity for the Company’s stock, as discussed in our responses in 1 and 2 above, as well as a lack of information in the marketplace about the Company due to no analyst coverage, no earnings calls or significant investor relations activities beyond disclosures required by U.S. generally accepted accounting principles and SEC regulations. Absent these factors, the market did not seem to take into consideration the significant amount of new initiatives that were put into place to improve the business especially starting in late 2010. As discussed in the response to 2 above, when information containing our new initiatives that were put into place as disclosed in our 2010 10-K and September 30, 2010 10-Q were released, there was extremely limited trading volume from the release of this information. There was not a single trade the day after the 2010 10-K was released.

An example of the lack of the stock price to reflect the Company’s actions can be found in the lack of correlation between the stock price and the very infrequent trades in our senior secured debt. Trades in our senior secured debt increased significantly in price from 2008 and early 2009 through the end of 2010 and into early 2011 based on prices we received based on actual trades for the debt from third parties during this time period. However, the stock performance did not have significant correlation to the improvement in the debt pricing nor the overall improvement in the equity markets.

5.	You identify “the broad cyclical nature of the insurance industry” and “the anticipated affects of hardening market conditions on earnings” as factors not considered in our stock price. However, you also state that “fair value was estimated using an average of a market approach based on peer company data.” Please reconcile what appear to be inconsistent statements. Tell us why the aforementioned factors have not affected the peer companies’ stock price, such that their data is a better indicator of the fair value of your reporting unit than your stock price.

Response:

We reviewed the quarterly closing stock prices for a group of peer companies compared to our stock prices from 2008 through 2010. The stock prices of most of the peer companies have rebounded during this period while our stock price did not. We attribute the recovery of the peer company stock prices to the fact that the many of the peer companies are more actively traded, have more news and information in the marketplace about their companies and the overall industry and have analyst coverage. In addition as noted in the response to 3 above, the peer group does not have a comparable control structure to the Company’s single majority owner structure. This has allowed the peer companies to recover some or all of the stock market losses experienced in 2008. Since there is not sufficient liquidity in our stock and the Company is not widely followed, we believe the stock has been discounted due to those factors. As discussed in the response to 6 below, we assigned only a 50%

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

March 16, 2012

weighting to the results of the peer company analysis. If we had assigned no weight to this analysis, the Company still would have passed Step 1 of the goodwill impairment analysis based solely on the discounted cash flow analysis.

6.	You state “Fair value was estimated using an average of a market approach based on peer company data and an income approach…” Please provide us the names of the peer companies utilized, how you concluded that these companies are your peers, and illustrate the specific peer company data utilized to determine the fair value. In addition, please tell us how the results under these approaches were evaluated and weighted, and how you determined the point within that range that is most representative of fair value. Refer to ASC 820-10-35-24.

Response:

Companies selected for comparison included direct competitors as well as insurance companies that we compete against in several states. The companies are either in the non-standard auto insurance market, or are diversified insurance holding companies generally with a segment line that reaches into the auto insurance market. Following are the companies included in the peer company data analysis:

First Acceptance Corp.

Mercury General Corp.

Donegal Group Inc.

Baldwin & Lyons Inc.

Hallmark Financial Services Inc.

Tower Group Inc.

Progressive Corp.

First Mercury Financial Corp.

AssuranceAmerica Corp.

Meadowbrook Insurance Group Inc.

Infinity Property and Casualty Corp.

Gainsco Inc.

We reviewed, among other things, market capitalization, revenues, earnings, book values, and debt to equity ratios in relation to the respective companies’ per share equity values based on their stock market price as of the most recent quarter end. Our analysis revealed that the peer companies’ stock prices had the highest correlations with revenues, earnings and book values. Our analysis also revealed that we tended to trade at a substantial discount to the peer group on a majority of these measures. Based on these results, we used multiples of Market Cap to EBITDA, Market Cap to Net Premiums Earned, Market Cap to Total Revenues, Price to Book Value, and Price to Tangible Book Value to establish the appropriate implied company equity value reference ranges. We then applied the range of multiples to our trailing twelve months’ revenues, trailing twelve months’ earnings, and book value.

The analysis indicated that our fair value implied from the peer companies’ averages would have a median value of $127.7 million and a mean value of $236.8 million based on the range of values. We acknowledge that the companies listed above do not have a comparable controlled structure and most have more liquidity and trading volume in their stock, as such, we assigned only a 50% weighting to the

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

March 16, 2012

results of the peer company data analysis. Even with zero weighting to this measure, the Company would still have passed Step 1 of the goodwill impairment analysis as of December 31, 2010 based solely on the discounted cash flow analysis.

7.	Based on your November 21, 2011 response letter, it appears that you used one cash flow scenario rather than several weighted cash flow scenarios. On page 34 of your 10-K, you indicate that global economic factors have impacted the financial markets in general and the specific performance of the Company as indicated by written premium volumes as compared to plan during the recent months of economic decline. It appears that your methodology may not have appropriately considered the risk associated with achieving your estimated cash flows in your analysis. Please tell us why the use of one cash flow scenario was appropriate or revise your fair value methodology, accordingly.

Response:

One cash flow scenario was used as the starting point for the discounted cash flow model for goodwill impairment testing purposes, based on our best estimate of forecasted cash flows over the five-year period subsequent to the measurement date. We considered the risk associated with achieving the estimated cash flows by selecting a risk-adjusted discount rate, which provided a meaningful alternative to utilizing several weighted average cash flows. The potential variation in forecasted cash flows was addressed through stress testing, where a range of discount rates from 14.0%, our risk-adjusted cost of capital, up to 17.0% were used, at varying levels of decreased forecasted cash flows in 3% increments up to 15% below forecasted levels. We used a discount rate of 16.5% to determine fair value at December 31, 2010, which provided an appropriate specific risk premium for the potential variability in forecasted cash flows. The results indicated that cash flows could be missed by up to 15% at a discount rate of up to 17.0% with our fair value continuing to exceed its book equity, indicating no goodwill impairment.

8.	You indicate that the Company believes it may not pass step one of the goodwill impairment test for the year ended December 31, 2011. Please provide an update as to whether you concluded that the carrying amount of your reporting unit exceeded its fair value, and if so, the amount of the impairment loss, and how that impairment loss was determined.

Response:

We have concluded that we will not pass step one of the goodwill impairment test as of December 31, 2011. The impairment loss is expected to be a significant portion of the goodwill balance. We are not yet ready to disclose the final number as we are still in the process of reviewing our work. In Step 2 of the goodwill impairment test, we are comparing the implied fair value of goodwill with the carrying amount of goodwill to measure the impairment loss. The implied fair value of goodwill is being determined in the same manner as the amount of goodwill recognized in a business combination. We are assigning the fair value of the Company, determined by the discounted cash flow analysis at December 31, 2011, to all of the assets and liabilities (including any unrecognized intangible assets) as if the Company had been acquired in a business combination.

*******

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

March 16, 2012

The Company specifically acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned directly at 630.560.7205.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure

Executive Vice President and

Chief Financial Officer